Exhibit 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Earnings:
Income before income taxes	$353.1	$271.3	$599.6	$453.3

Adjustments:
Minority interest in losses of consolidated subsidiaries	0.9	1.1	1.7	2.2
Undistributed (income) loss of less than 50% owned investments	0.3	(0.2)	(0.6)	(0.9)
Fixed charges	30.3	21.1	62.0	44.7

Earnings	$384.6	$293.3	$662.7	$499.3

Fixed charges:
Interest expense, including debt discount amortization	$24.3	$14.7	$49.8	$28.9
Amortization/writeoff of debt issuance costs	0.8	0.5	1.6	4.2
Portion of rental expense representative of interest factor (assumed to be 33%)	5.2	5.9	10.6	11.6

Fixed charges	$30.3	$21.1	$62.0	$44.7

Ratio of earnings to fixed charges	12.7x	13.9x	10.7x	11.2x

Amount of earnings deficiency for coverage of fixed charges	$-	$-	$-	$-